December 30, 2025

VIA E-mail

Mr. Darius I. Ravangard, Esq.
Dechert LLP
1900 K Street, NW
Washington, DC 20006

        Re:   Partners Group Lending Fund, LLC
              File No. 000-56792

Dear Mr. Ravangard:

        On October 21, 2025, Partners Group Lending Fund, LLC (the    Fund   )
filed a
registration statement on Form 10. We have reviewed the registration statement and have provided our comments below. Where a comment is made regarding disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Perpetual Life Vehicle; Potential Spin-Off; Liquidity Event, page 5

   1. Please clearly disclose for investors what would be the purpose of engaging in the Spin-
         Off.

Unit Repurchase Program, page 22

   2. Rule 14e-8 under the Securities Exchange Act of 1934 prohibits announcements of tender offers without the intention to commence such offers within a reasonable time.
         Please revise the registration statement to limit the discussion of tender offers to general information, such as how any tender offers might be funded, any general frequency (i.e., quarterly, semi-annually, annually, etc.), the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the fund to achieve its investment objectives, and potential tax consequences to investors. We believe that specific procedures that the fund currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, and when payment will be made should be disclosed in the tender offer documents sent to investors when an offer is made and its terms are established.
 Mr. Darius I. Ravangard, Esq.
Dechert LLP
December 30, 2025
Page 2


Although we expect to adopt a unit repurchase program   ., page 38

      3. With respect to this and the following risk factor, please revise the disclosure in accordance with comment 2 of this letter.

Note 3. Fees, Expenses, Agreements and Related Party Transactions, page F-21

      4. Please consider including a fee table at the beginning of the Registration Statement and a graphical representation of the incentive fee in this section.

                                           *   *    *   *    *

        Responses to these comments should be made in a letter addressed to me and filed through the EDGAR system and in amendments to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

        Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments thereto.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

           Should you have any questions, please contact me at (202) 551-3503.

                                                        Sincerely,

                                                        /s/ David L. Orlic

                                                        David L. Orlic
                                                        Senior Counsel


cc:        Harry S. Pangas, Esq., Dechert LLP
           Michael L. Kosoff, Acting Assistant Director
                  U.S. Securities and Exchange Commission